FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mandel James L. (Last) (First) (Middle) 3400 West 66th Street (Street) Edina MN 55435 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol CorVu Corporation (CRVU) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 9/30/02 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

 X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	Previously Reported							148,711	D
Common Stock	Previously Reported							40,350*	I	By Spouse

* Reporting person disclaims beneficial ownership of such shares.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Director Stock Option (Right to Buy)	$0.30	Previously Reported						8/5/99	8/5/04	Common Stock	30,000	None	30,000	D
Director Stock Option (Right to Buy)	$1.50	Previously Reported						11/17/99	11/17/04	Common Stock	5,000	None	5,000	D
Director Stock Option (Right to Buy)	$2.50	Previously Reported						7/21/00	7/21/05	Common Stock	10,000	None	10,000	D
Director Stock Option (Right to Buy)	$0.12	Previously Reported						7/11/01	7/11/06	Common Stock	10,000	None	10,000	D
Director Stock Option (Right to Buy)	$0.39	9/30/02		A		25,000		9/30/02	9/30/07	Common Stock	25,000	None	25,000	D

Explanation of Responses:

/s/ David C. Carlson ** Signature of Reporting Person	December 6, 2002 Date
James L. Mandel By David C. Carlson, Attorney-In-Fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

POWER OF ATTORNEY

                The undersigned hereby constitutes and appoints David C. Carlson and John H. Stout, or any of them acting alone, the undersigned’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any or all Forms 3, Forms 4 or Forms 5 relating to beneficial ownership of securities of CorVu Corporation (the “Issuer”), to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to deliver a copy of the same to the Issuer, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.  The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

                This Power of Attorney shall remain in effect until such time as the undersigned is no longer subject to the provisions of Section 16 of the Securities Exchange Act of 1934 with respect to securities of the Issuer or until this Power of Attorney is replaced by a later dated Power of Attorney or revoked by the undersigned in writing.

                The undersigned hereby indemnifies the Attorneys-in-Fact for all losses and costs the Attorney’s in Fact may incur in connection with or arising from the Attorneys-in-Fact’s execution of their authorities granted hereunder.

                IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of November, 2002.

/s/ James L. Mandel
(signature)

James L. Mandel
(print name)